CUSIP No. 065631103                                            Page 1 of 7 pages


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 5)


                         BANK WEST FINANCIAL CORPORATION
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)


                                    065631103
                                 (CUSIP Number)

                               Phillip M. Goldberg
                                 Foley & Lardner
                                  One IBM Plaza
                             330 North Wabash Avenue
                             Chicago, Illinois 60611
                                 (312) 755-2549
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   May 2, 2001
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

CUSIP No. 065631103                                            Page 2 of 7 pages


1        Name of Reporting Person
         S.S. or I.R.S. Identification Number of Above Person (optional)
                  LaSalle Financial Partners, Limited Partnership

2        Check The Appropriate Box If a Member of a Group              (a)[X]
                                                                       (b)[ ]

3        SEC Use Only

4        Source of Funds:  WC, OO

5        Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)                                [X]

6        Citizenship or Place of Organization
                  Delaware

                           7        Sole Voting Power
                                    0 shares
Number of
Shares                     8        Shared Voting Power
Beneficially                        0 shares
Owned By
Each Reporting             9        Sole Dispositive Power
Person With                         0 shares

                           10       Shared Dispositive Power
                                    0 shares

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                  0 shares

12       Check Box If The Aggregate Amount in Row (11) Excludes
         Certain Shares                                                [ ]

13       Percent of Class Represented By Amount in Row (11)
                  0%

14       Type of Reporting Person
         PN

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CUSIP No. 065631103                                            Page 3 of 7 pages


1        Name of Reporting Person
         S.S. or I.R.S. Identification Number of Above Person (optional)
                  Richard J. Nelson

2        Check The Appropriate Box If a Member of a Group              (a)[X]
                                                                       (b)[ ]

3        SEC Use Only

4        Source of Funds:  Not Applicable

5        Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)                                [X]

6        Citizenship or Place of Organization
                  United States

                           7        Sole Voting Power
                                    0 shares
Number of
Shares                     8        Shared Voting Power
Beneficially                        0 shares
Owned By
Each Reporting             9        Sole Dispositive Power
Person With                         0 shares

                           10       Shared Dispositive Power
                                    0 shares

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                  0 shares

12       Check Box If The Aggregate Amount in Row (11) Excludes
         Certain Shares                                                [ ]

13       Percent of Class Represented By Amount in Row (11)
                  0%

14       Type of Reporting Person
         IN

CUSIP No. 065631103                                            Page 4 of 7 pages


1        Name of Reporting Person
         S.S. or I.R.S. Identification Number of Above Person (optional)
                  Peter T. Kross

2        Check The Appropriate Box If a Member of a Group              (a)[X]
                                                                       (b)[ ]

3        SEC Use Only

4        Source of Funds:  Not Applicable

5        Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)                                [X]

6        Citizenship or Place of Organization
                  United States

                           7        Sole Voting Power
                                    0 shares
Number of
Shares                     8        Shared Voting Power
Beneficially                        0 shares
Owned By
Each Reporting             9        Sole Dispositive Power
Person With                         0 shares

                           10       Shared Dispositive Power
                                    0 shares

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                  0 shares

12       Check Box If The Aggregate Amount in Row (11) Excludes
         Certain Shares                                                [ ]

13       Percent of Class Represented By Amount in Row (11)
                  0%

14       Type of Reporting Person
         IN

CUSIP No. 065631103                                            Page 5 of 7 pages


1        Name of Reporting Person
         S.S. or I.R.S. Identification Number of Above Person (optional)
                  Florence Nelson

2        Check The Appropriate Box If a Member of a Group              (a)[X]
                                                                       (b)[ ]

3        SEC Use Only

4        Source of Funds:  Not Applicable

5        Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)                                [ ]

6        Citizenship or Place of Organization
                  United States

                           7        Sole Voting Power
                                    0 shares
Number of
Shares                     8        Shared Voting Power
Beneficially                        0 shares
Owned By
Each Reporting             9        Sole Dispositive Power
Person With                         0 shares

                           10       Shared Dispositive Power
                                    0 shares

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                  0 shares

12       Check Box If The Aggregate Amount in Row (11) Excludes
         Certain Shares                                                [X]

13       Percent of Class Represented By Amount in Row (11)
                  0%

14       Type of Reporting Person
         IN

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CUSIP No. 065631103                                            Page 6 of 7 pages


         This is Amendment No. 5 to a Schedule 13D filed jointly by LaSalle Financial Partners, Limited Partnership (the "Partnership"), Richard J. Nelson, Peter T. Kross and Florence Nelson (the "Group") on August 25, 1997 (as earlier amended, the "Original 13D") and relates to the common stock, $.01 par value (the "Common Stock"), of Bank West Financial Corporation (the "Issuer"). The following items in the Original 13D are amended to read in their entirety as follows:

Item 5.  Interest in Securities of the Issuer

         (a)      Not applicable.

         (b)      Not applicable.

         (c) The following sales are the only purchases or sales of the Common Stock made by the Partnership within the past sixty days, all of which were made in open market purchases on the Nasdaq National Market System:

--------------------------------------------------------------------------------
        DATE                 NUMBER OF SHARES              PRICE PER SHARE
--------------------------------------------------------------------------------
       5/1/01                     80,000                       $11.00
--------------------------------------------------------------------------------
       5/1/01                     83,800                       $11.01
--------------------------------------------------------------------------------
       5/2/01                     30,816                       $11.00
--------------------------------------------------------------------------------

         (d)      Not applicable.

         (e) On May 1, 2001, the Group ceased to be the beneficial owner of more than five percent of the Common Stock.

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CUSIP No. 065631103                                            Page 7 of 7 pages


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    May 9, 2001

                                 LaSALLE FINANCIAL PARTNERS, LIMITED PARTNERSHIP

                                 By:   LaSALLE CAPITAL MANAGEMENT, INC.
                                       a General Partner

                                       By:   /s/ Richard J. Nelson
                                             Richard J. Nelson, President


                                 /s/ Richard J. Nelson
                                 Richard J. Nelson


                                 /s/ Peter T. Kross
                                 Peter T. Kross


                                 /s/ Florence Nelson
                                 Florence Nelson